Exhibit 99.1

ReNew’s total portfolio rises close to 20% to over 12 GW

~1.5 GW of solar Power Purchase Agreements (“PPAs”) signed since March 2022 with utilities, mainly SECI (1.4 GW), with projects to be located in Rajasthan

~0.5 GW of long-term agreements signed with corporate buyers; assets to be set up in states of Gujarat, Maharashtra, and Rajasthan

Gurugram, April 28, 2022: ReNew Power (“ReNew” or “the Company”) (NASDAQ: RNW, RNWWW), India’s leading renewable energy company, today announced it has signed five solar PPAs with Solar Energy Corporation of India (“SECI”) and Punjab State Power Corporation Limited (“PSPCL”), as well as multiple long-term purchase agreements with corporate buyers together totalling around 2 GW.

This has seen the company’s gross total portfolio jump to ~12.1 GW from 10.2 GW at the beginning of this calendar year.

The new utility solar projects will be located in the western state of Rajasthan and have flat tariffs over 25 years. Four solar PPAs have been signed with SECI, an entity owned by the Government of India that has a AAA Stable domestic debt rating by ICRA, a subsidiary of Moody’s Corporation. The fifth PPA is with PSPCL.

Two PPAs of 600 MW and 375 MW are under the SECI Rajasthan IV scheme, where ReNew will supply electricity at ₹ 2.18/kWh (~US 2.9* ¢/kWh). The other two PPAs with SECI for 300 MW and 100 MW** are under the SECI IX scheme and have a tariff of ₹ 2.37/kWh (~US 3.1 ¢/kWh). ReNew recently acquired a beneficial interest in the 300 MW (SECI IX) and 375 MW (SECI Rajasthan IV) projects, subject to the terms of the respective PPAs.

For the PSPCL PPA of 100 MW, ReNew will supply electricity at ₹ 2.33/kWh (~US 3.0 ¢/kWh). All the projects are expected to be commissioned by the fourth calendar quarter of 2023.

Corporate buyers have signed long-term agreements with ReNew for the purchase of clean energy or renewable energy credits for approximately 0.5 GW (491 MW), with energy tariffs ranging between ₹ 3.06—₹ 3.95/kWh (~US 4.0 ¢/kWh – ~US 5.2 ¢/kWh). The corporates include a large US-based global tech major, Grasim Industries (part of the Aditya Birla Group), and Netmagic (a subsidiary of NTT Communications, Japan). This takes ReNew’s overall corporate portfolio to over 900 MW, making it one of the largest renewable energy solutions providers for corporates.

Speaking about the recent spate of PPA signings, Chairman and CEO of ReNew, Mr Sumant Sinha, said: “ReNew is at the vanguard of India’s clean energy transition. We believe that our vertical integration, combined with our scale and ability to offer customized intelligent energy solutions, allows us to win projects and provide returns in line with our targets.”

“The addition of ~1.9 GW comfortably above our threshold returns is a testament to ReNew’s competitive advantages. With this ramp-up in total portfolio addition, ReNew is proud to very much remain at the centre of national efforts to meet India’s ambitious climate goals, set by Honourable Prime Minister Narendra Modi at COP26,” Sinha added.

The solar modules for these projects are expected to be manufactured at the 2 GW module manufacturing facility being built by ReNew and sourced through tolling contracts with domestic suppliers.

ReNew recently also announced an investment by Mitsui & Co. Ltd in its 1.3 GW round-the-clock renewable energy project, and a joint venture with Indian Oil Corporation and Larsen & Toubro for developing green hydrogen capacity in India.

* 1 US$ = ₹ 76.46

** Part of 400 MW won by ReNew under the SECI IX scheme, and included in the 10.2 GW

About ReNew

ReNew is one of the largest renewable energy Independent Power Producers (IPPs) in India and globally. ReNew develops, builds, owns, and operates utility-scale wind energy, solar energy, and hydro projects. As of April 28, 2022, ReNew has a gross total portfolio of ~ 12.1 GW of renewable energy projects across India, including commissioned and committed projects. To know more, visit www.renewpower.in and follow us on Linked In, Facebook, Twitter and Instagram.

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